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                                            Filed Pursuant to Rules 424(b)(3)
                                            and 424(c) of Regulation C
                                            of the Securities Act of 1933

                                            Registration No. 333-50701


                                    VIB CORP
                                   SUPPLEMENT
                                       TO
                     REOFFER PROSPECTUS DATED APRIL 22, 1998


     This Supplement to Reoffer Prospectus (this "Supplement") covers the resale by Mr. Jack Brittain, Jr., Executive Vice President and Chief Credit Officer of VIB Corp (the "Company"), and Ms. Janice Stewart Grady, Senior Vice President and Human Resources Director of the Company (collectively, the "Selling Shareholders"), of 11,000 shares and 5,623 shares, respectively (16,623 shares in aggregate), of the Company's common stock, no par value per share (the "Common Stock"), acquired pursuant to those certain stock option agreements executed by and between the Company and the Selling Shareholders in connection with the VIB Corp 1997 Stock Option Plan (the "Plan").

     The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation National Market System (the "Nasdaq-NMS") under the trading symbol "VIBC." The last sale price for the Common Stock as so reported on March 13, 2001 was $9.21875 per share.

     In 1998, a total of 21,228 shares of Common Stock, acquired upon exercise of options granted under the Plan, were sold by executive officers and directors of the Company pursuant to various Supplements to Reoffer Prospectus. The Supplements to Reoffer Prospectus covering those 21,228 shares were filed with the Securities and Exchange Commission (the "SEC"). Copies of each of those various Supplements to Reoffer Prospectus for 1998 are available to the public for inspection at the SEC's web site at www.sec.gov.

     In 1999, a total of 30,398 shares of Common Stock, acquired upon exercise of options granted under the Plan, were sold by executive officers and directors of the Company pursuant to various Supplements to Reoffer Prospectus. The Supplements to Reoffer Prospectus covering those 30,398 shares were filed with the SEC. Copies of each of those various Supplements to Reoffer Prospectus for 1999 are available to the public for inspection at the SEC's web site at www.sec.gov.

     In 2000, a total of 81,874 shares of Common Stock, acquired upon exercise of options granted under the Plan, were sold by executive officers and directors of the Company pursuant to various Supplements to Reoffer Prospectus. The Supplements to Reoffer Prospectus covering those 81,874 shares were filed with the SEC. Copies of each of those various Supplements to Reoffer Prospectus for 2000 are available to the public for inspection at the SEC's web site at www.sec.gov.





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     On February 12, 2001, a Supplement to Reoffer Prospectus covering the resale by Mr. Richard D. Foss, Chairman of the Board of Directors of the Company and Mr. R. Stephen Ellison, a director of the Company, of 900 shares and 3,000 shares, respectively (3,900 in aggregate), of the Common Stock, acquired pursuant to those certain stock option agreements executed by and between the Company and Messrs. Foss and Ellison in connection with the Plan, was filed with the SEC. The 3,900 shares of Common Stock were sold through Sutro & Co., Incorporated ("Sutro"), a licensed broker, on the Nasdaq-NMS on or about February 15, 2001. The Company did not receive any of the proceeds from the sale.

                              PLAN OF DISTRIBUTION

     The Company has been notified that 16,623 shares of the Common Stock will be sold through Sutro on the Nasdaq-NMS at market between March 20, 2001 and April 1, 2001. The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholders. Other than as disclosed herein, there are no other material terms concerning the proposed sale.



                 The date of this Supplement is March 13, 2001.









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